SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Delta TechOps Establish

Long-Term MRO Partnership

Five-year initial agreement will generate maintenance

synergies for both companies

São Paulo, February 3, 2011 –GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, and Delta TechOps, the maintenance division of Delta Air Lines (NYSE: DAL), have entered into a strategic MRO (maintenance) partnership agreement. As part of the five-year contract, which includes an additional five-year option, Delta TechOps will provide overhaul service for around 50 percent of GOL’s CFM56-7 engines and maintenance for parts and components on GOL’s fleet of Boeing 737NG aircraft.

Delta TechOps also will provide consulting services related to maintenance workflow planning, materials and facility optimization, and tooling support and will assist GOL with its efforts to secure FAA Part 145 Repair Station Certification. In addition, GOL will assist Delta with some line maintenance services for Delta aircraft with extended ground time in Brazil.

"The men and women in Delta TechOps are the most skilled and knowledgeable in the industry”, declared Tony Charaf, CEO of Delta TechOps. “This partnership with GOL gives us a special opportunity to join hands and share our talent and expertise with another airline, while strengthening our ties in the South American market and extending our global MRO footprint.”

“This partnership aims at further improving GOL´s low cost structure as well as the quality of its state-of-the-art maintenance center located in Brazil. We are proud of working with Delta TechOps.”, said Constantino Junior, GOL`s Founder and CEO.

About Delta TechOps

Delta TechOps is the largest airline maintenance, repair and overhaul provider in North America, having generated more than US$500 million in revenue in 2009. In addition to providing maintenance and engineering support for Delta's fleet of more than 750 aircraft, Delta TechOps serves more than 150 other aviation and airline customers around the world, specializing in highly-skilled procedures for engines, components, hangars and line maintenance. Delta TechOps employs more than 8,500 maintenance professionals and is one of the world's most experienced providers with more than seventy years of aviation expertise. More information on Delta TechOps is available at: www.deltatechops.com.

Contact
Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.